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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Credit Suisse First Boston,
    on behalf of the Credit Suisse First Boston business unit.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

        11 Madison Avenue
--------------------------------------------------------------------------------
                                    (Street)

   New York                           NY                 10010
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


        INTERDENT, INC. (DENT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


        November 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       793,610       I      (1),(2),(5),
                                                                                                                            (10)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       648,797       I      (1),(3),(6),
                                                                                                                            (10)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       9,218         I      (1),(4),(7),
                                                                                                                            (10)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       32,150        I     (1),(10),(11)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       160,750       I       (1),(10),
                                                                                                                         (12), (13)
------------------------------------------------------------------------------------------------------------------------------------

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible  1 for 1(8)                              Immed.     N/A    Common    182,833          182,833    I     (1),(2),
Preferred Stock                                                                 Stock                                       (5),(10)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  3/31/00 J (14)  $179,750      Immed.   5/15/06  Common    19,517     (14)             I     (1),(2),
Subordinated Note                                                               Stock                                       (5),(10)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  9/30/00 J (14)  $186,146      Immed.   5/15/06  Common    20,211     (14)  $5,417,418 I     (1),(2),
Subordinated Note                                                               Stock                                       (5),(10)
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible  1 for 1(8)                              Immed.     N/A    Common    149,472           149,472   I     (1),(3),
Preferred Stock                                                                 Stock                                       (6),(10)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  3/31/00 J (14)  $146,952      Immed.   5/15/06  Common    15,956     (14)             I     (1),(3),
Subordinated Note                                                               Stock                                       (6),(10)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  9/30/00 J (14)  $152,181      Immed.   5/15/06  Common    16,523     (14)  $4,482,933 I     (1),(3),
Subordinated Note                                                               Stock                                       (6),(10)
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible  1 for 1(8)                              Immed.     N/A    Common    2,124               2,124   I     (1),(4),
Preferred Stock                                                                 Stock                                       (7),(10)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  3/31/00 J (14)   $2,088       Immed.   5/15/06  Common    227        (14)             I     (1),(4),
Subordinated Note                                                               Stock                                       (7),(10)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  9/30/00 J (14)   $2,162       Immed.   5/15/06  Common    235        (14)    $62,931  I     (1),(4),
Subordinated Note                                                               Stock                                       (7),(10)
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible  1 for 1(8)                              Immed.     N/A    Common    7,601               7,601   I    (1),(10),
Preferred Stock                                                                 Stock                                        (11)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  3/31/00 J (14)   $7,472       Immed.   5/15/06  Common    811        (14)             I    (1),(10),
Subordinated Note                                                               Stock                                        (11)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  9/30/00 J (14)   $7,738       Immed.   5/15/06  Common    840        (14)    $225,209 I    (1),(10),
Subordinated Note                                                               Stock                                        (11)
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible  1 for 1(8)                              Immed.     N/A    Common    38,003               38,003 I    (1),(10),
Preferred Stock                                                                 Stock                                      (12),(13)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  3/31/00 J (14)   $37,362      Immed.   5/15/06  Common    4,057      (14)             I    (1),(10),
Subordinated Note                                                               Stock                                      (12),(13)
------------------------------------------------------------------------------------------------------------------------------------
7% Convertible        $9.21(9)  9/30/00 J (14)   $38,692      Immed.   5/15/06  Common    4,201      (14)  $1,126,054 I    (1),(10),
Subordinated Note                                                               Stock                                      (12),(13)
====================================================================================================================================

Explanation of Responses:


        See Attachment A for footnotes:

Credit Suisse First Boston, acting
solely on behalf of the Credit Suisse
First Boston business unit

/s/ Lindsay Hollister                                     2/02/01
---------------------------------------------            ---------
**Signature of Reporting Person                             Date
By: Lindsay Hollister, Director


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                 SEC 1474 (3-99)

                            Explanation of Responses

(1) Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the parent of DLJ LBO Plans Management Corporation and DLJ Capital Corporation ("DLJCC").

(2) DLJCC is the Parent to DLJ Capital Associates VII, Inc., which is the General Partner of DLJ Associates VII, L.P., which is the General Partner of Sprout Capital VII, L.P.

(3) DLJCC is the Parent to DLJ Growth Associates II, Inc., which is the General Partner of DLJ Growth Associates II, L.P., which is the General Partner of Sprout Growth II, L.P.

(4)     DLJCC is a General Partner of The Sprout CEO Fund, L.P.

(5)     These securities are held directly by Sprout Capital VII, L.P.

(6)     These securities are held directly by Sprout Growth II, L.P.

(7)     These securities are held directly by The Sprout CEO Fund, L.P.

(8) Assuming no accumulated and unpaid dividends. If such dividends exist, conversion ratio equals $9.21 plus such dividends, divided by $9.21.

(9) One share of Common Stock for each $9.21 of outstanding principal plus accrued but unpaid interest.

(10) This Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

        Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns 100% of the voting stock of CFSB-USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

        The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

        CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

        The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(11)    These securities are held directly by DLJCC.

(12) DLJ LBO Plans Management Corporation is the Managing General Partner of DLJ First ESC, L.P. ("ESC").

(13)    These securities are held directly by ESC.

(14) These Convertible Subordinated Notes were received in lieu of cash payments of interest on the Convertible Subordinated Notes.